SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)

MGC Diagnostics Corporation
(Name of Issuer)

Common Stock
(Title of Class of Securities)

45326F207
(CUSIP Number)

Timothy P. Bacci
BlueLine Partners, LLC
c/o BlueLine Management Company
319 Diablo Road, Suite 200
Danville, California 94526

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 11, 2013
(Date of Event which Requires Filing
of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Amendment No. 3 to Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [   ].

CUSIP No. 917273104

1	NAME OF REPORTING PERSON. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only). BlueLine Capital Partners II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)(a) [ ] (b) [ X ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 113,275
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 113,275
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 194,659
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES[ ] (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.9%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 917273104

1	NAME OF REPORTING PERSON. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only). BlueLine Capital Partners III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)(a) [ ] (b) [ X ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 81,384
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 81,384
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 194,659
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES[ ] (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.9%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 917273104

1	NAME OF REPORTING PERSON. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only). BlueLine Partners, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)(a) [ ] (b) [ X ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 113,275
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 113,275
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 194,659
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES[ ] (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.9%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 917273104

1	NAME OF REPORTING PERSON. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only). BlueLine Partners II, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)(a) [ ] (b) [ X ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 81,384
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 81,384
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 194,659
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES[ ] (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.9%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

Item 1.  Security and Issuer

This Amendment No. 3 to Schedule 13D relates to Common Stock (the “Common Stock”) of MGC Diagnostics Corporation (“MGC” or the “Company”) with its principal executive offices located at 350 Oak Grove Parkway Saint Paul, MN 55127.

Item 2.  Identity and Background

(a)– (b)                      This statement is filed on behalf of BlueLine Capital Partners II, LP (“BCP II”),BlueLine Capital Partners III, LP (“BCP III”), BlueLine Partners, L.L.C. (“BLPI”) and, BlueLine Partners II, L.L.C. (“BLP II” and, together with BCP II, BCPIII and BLP I, “BlueLine” or the “Reporting Entities”).  BLP I is the sole general partner of BCP II and BLP II is the sole general partner of BCP III.  Scott Shuda and Timothy Bacci are each Managing Directors of BLP I and BLP II.  Messrs. Shuda and Bacci each disclaims beneficial ownership for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Act”).  The address of the principal business office of each of the Reporting Entities and Messrs. Shuda and Bacci is c/o BlueLine Management Company, 319 Diablo Road, Suite200, Danville, California 94526.

(c)– (f)                      No change.

Item 3.  Source and Amount of Funds

No change.

Item 4.  Purpose of the Transaction

No change.

Item 5.  Interest in Securities of the Issuer

(a)
As of the date of this Schedule 13D, each of the Reporting Entities may be deemed to own 194,659 shares of Common Stock.  These shares represent approximately 4.9% of the shares of Common Stock outstanding based on 3,901,607 shares of the Company’s Common Stock outstanding as reported in the Company’s Form 10-Q for the Company’s fiscal quarter ended January 31, 2013 as filed with the Securities and Exchange Commission on March 13, 2013.

The Reporting Entities are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Act.  Each Reporting Entity expressly disclaims beneficial ownership of any of the shares of Common Stock other than those reported herein as being owned by it.

(b)
As of the date of this Schedule 13D: (i) BCP II beneficially owns 113,275 shares of Common Stock with which BCP II has shared voting power and shared dispositive power with the other Reporting Entities and (ii) BCP III beneficially owns 81,384 shares of Common Stock with which BCP III has shared voting power and shared dispositive power with the other Reporting Entities.

(c) Information concerning transactions in the Common Stock effected by the Reporting Entities during the past sixty days is set forth in Exhibit B hereto and is incorporated by this reference.  All of the transactions set forth in Exhibit B were open market transactions for cash.

(d)  No person (other than the Reporting Entities) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

(e)  Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Pursuant to Rule 13d-1(k) promulgated under the Act, the Reporting Entities have entered into an agreement with respect to the joint filing of this statement.

Item 7.  Materials to be Filed as Exhibits

Exhibit A – Joint Filing Agreement dated August 10, 2010, signed by each of the Reporting Entities in order to confirm that this Schedule 13D is being filed on behalf of each of the Reporting Entities.(1)

Exhibit B - Transactions in the Common Stock by the Reporting Entities during the past 60 days.

(1)  Incorporated by reference to Amendment No. 1 to Schedule 13D filed on August10, 2010.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  April 12, 2013

BlueLine Capital Partners II, L.P.

By:  BlueLine Partners, L.L.C.
Its:  General Partner

By:  /s/ Timothy P. Bacci
Name:  Timothy P. Bacci
Title:    Managing Director

BlueLine Capital Partners III, L.P.

By:  BlueLine Partners, L.L.C.
Its:  General Partner

By:  /s/ Timothy P. Bacci
Name:  Timothy P. Bacci
Title:    Managing Director

BlueLine Partners, L.L.C.

By:  /s/ Timothy P. Bacci
Name:  Timothy P. Bacci
Title:    Managing Director

BlueLine Partners II, L.L.C.

By:  /s/ Timothy P. Bacci
Name:  Timothy P. Bacci
Title:    Managing Director

EXHIBIT B

Transactions in the Common Stock effected by the Reporting Entities during the past sixty days.

	BCP II		BCP III
Date	No. of Shares Sold	Price per Share	No. of Shares Sold	Price per Share
3/22/2013			3,196	$6.55
3/28/2013	1,000	$6.95	3,014	$6.95
4/1/2013	1,953	$7.03	3,000	$7.03
4/2/2013	1,250	$7.39	2,400	$7.39
4/8/2013			3,736	$7.50
4/9/2013	15,400	$7.82	15,000	$7.80
4/10/2013	1,462	$7.71
4/11/2013	2,000	$7.45